NEWS RELEASE
                                                      Exhibit 18

CONTACT:                                     MACKENZIE
Stan Kay                                     PARTNERS, INC.
(212) 929-5940                               156 Fifth Avenue
                                             New York, NY  10010
                                             212 929-5500
                                             FAX 212 929-0308

FOR IMMEDIATE RELEASE:

   DICKSTEIN PARTNERS PLACES EQUITY FOR HILL STORES OFFER

NEW YORK, NEW YORK, June 14, 1995 -- Dickstein Partners Inc. today announced that it has entered into agreements with Indosuez Capital, Canyon Partners and Golub Associates regarding the investment of $20 million of equity capital in its proposed acquisition of Hills Stores Co. (NYSE: HDS).

Dickstein Partners also announced that it is now willing to provide the balance of the $75 million of equity capital required to finance the proposed acquisition under the terms of the "highly confident" letters which have been provided to Dickstein
Partners Inc. from NatWest Markets and NatWest Bank N.A.

Mark Dickstein, President of Dickstein Partners Inc., commented, "At this time we have decided to accept only $20 million from outside investors. This will provide us with maximum financial flexibility for what we hope will be the auction of Hills Stores, at which point Hills will presumably allow us to negotiate with other Hills shareholders regarding their investment of equity capital. In this auction, if we can obtain a merger agreement in which the existing board approves of the prospective change in control, obviating the need for more than $20 million of golden parachute payments, then we believe it probable that we can raise our offer.

Among the reasons that we are now willing to commit more equity capital to this transaction is the level of interest that has been expressed to us from both financial and strategic buyers in acquiring Hills."

Dickstein Partners also responded to the question posed by Hills management in a letter sent to all shareholders dated June 12:


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Dickstein Partners/Hills Stores Co.
June 14, 1995
Page Two


1. Where is Dickstein's financing? On May 24 we filed with the SEC "highly confident" letters provided to Dickstein Partners Inc. from NatWest Markets and NatWest Bank N.A. which detail their willingness to provide debt financing for our offer of $22 per share in cash plus $5 per share of new debt described in our proxy materials.

2. Will Dickstein ever make a firm offer? On May 24, in a letter sent to Hills, we offered pursuant to a merger, to acquire all of Hills' outstanding shares for $22 in cash and $5 per share of new debt. This is a firm offer.

3. Will Dickstein's hand-picked nominee run a fair auction of Hills? Yes. We also encourage the existing board to instead serve as auctioneers.

4. What if Dickstein wins but cannot sell Hills? We expect the existing Board to delay Hills' annual meeting and put Hills up for sale if it becomes apparent that we will win the proxy fight. However, if they do not, NatWest Bank N.A. has informed us that they are "highly confident" that they will provide Hills with financing when the Dickstein slate is elected. The Dickstein nominees would then conduct an auction in which Hills would be sold to the highest bidder - an auction in which we intend to offer at least as much as our current proposal.

5.  Will Mark Dickstein favor his own interests over yours?
Consider the following: The Chairman of the Board of Hills, Thomas H. Lee, who led Hills into bankruptcy, receives a consulting fee of $250,000 a year from Hills plus regular director fees, while another Board member is the beneficiary of a $2 million golden parachute.

In sharp contrast, Mark Dickstein, who is Chairman of the Board of Carson Pirie Scott & Co., and who led Carson's out of bankruptcy, received $38,000 in director fees last year from Carson's - approximately the same compensation as all other
Carson's directors.

Mark Dickstein further commented, "Now that all our financing is arranged, we believe the choice for Hills' shareholders is clear
- -- to vote for directors committed to a sale of Hills to the highest bidder, with our acquisition proposal serving as a floor."

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